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Tel +1 212 506 2500
November 19, 2021	Fax +1 212 262 1910
www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY
Todd Schiffman U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Sagaliam Acquisition Corp.
Amendment No. 2 to Form S-1
Filed November 1, 2021
File No. 333-256473

Dear Mr. Schiffman:

This letter is being furnished on behalf of Sagaliam Acquisition Corp. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated November 16, 2021, to Barry Kostiner, Chairman and Chief Executive Officer of the Company.

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) with the Commission.

Amendment No. 2 to Form S-1

General

1.	Please update your unaudited financial information to include the period ended September 30, 2021.

The Company has updated its unaudited financial information to include the period ended September 30, 2021.

* * *

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission

November 19, 2021

If you have any questions regarding the foregoing, feel free to contact Thomas Kollar at +852 2843 4260 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Thomas Kollar

Mayer Brown LLP

cc:	Barry Kostiner, Chief Executive Officer
Sagaliam Acquisition Corp.